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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and NetJets announce deal for up to 250 Praetor 500 jets in excess of US $5 billion

•	The new agreement signifies NetJets commitment to creating an enhanced customer experience and trust in Embraer’s industry-leading portfolio and customer support
•	With a partnership spanning more than a decade, NetJets has taken delivery of nearly 120 total aircraft since it first signed an order with Embraer in 2010

Melbourne, Florida, May 11, 2023 – To continue providing reliable global access and exceptional service to current NetJets Owners and their guests, NetJets has signed a new deal with Embraer for up to 250 Praetor 500 jet options, which includes a comprehensive services and support agreement. The deal is valued in excess of US $5 billion, with deliveries expected to begin in 2025, and will be NetJets’ first time offering the midsize Praetor 500 to customers. For over a decade, NetJets has operated Embraer’s Phenom 300 series—one of NetJets’ most requested aircraft.

The partnership between Embraer and NetJets began in 2010 when NetJets first signed a purchase agreement for 50 Phenom 300 aircraft, with up to 75 additional options. In 2021, after Embraer successfully delivered over 100 aircraft, the companies signed a continuing deal for up to 100 additional Phenom 300/E jets, in excess of $1.2 billion.

With this new agreement, NetJets signifies not only its commitment to creating an enhanced customer experience as the company is averaging over 1,200 worldwide flights per day but also its trust in Embraer’s industry-leading portfolio and top-ranked support to deliver the ultimate experience to NetJets customers.

“Since 2010, Embraer has enjoyed NetJets’ ongoing commitment to our industry-leading aircraft, which is a true testament to the value of our brand and our ability to deliver the ultimate experience in business aviation,” said Michael Amalfitano, President and CEO of Embraer Executive Jets. “Our strategic partnership has been an integral part of our business growth, with NetJets taking all aircraft delivery options that have been ordered with Embraer since inception. After building this successful foundation with the Phenom 300 series, it’s our pleasure to have now signed this monumental deal for the Praetor 500 midsize jet, and we look forward to an even more exciting future ahead.”

“We are eager to add the Embraer Praetor 500, one of today’s most state-of-the-art business jets, to our midsize fleet,” said Doug Henneberry, Executive Vice President of NetJets Aircraft Asset Management. “This historic fleet agreement is another way that we are growing our fleet for the benefit of our loyal customers. By adding up to 250 aircraft to our fleet, we will continue providing NetJets Owners with exceptional service and seamless access to all corners of the globe.”

The Praetor 500 is the world’s most disruptive and technologically advanced midsize business jet, boasting an impressive best-in-class range—enabling U.S. coast-to-coast capability—industry-leading speed, and unparalleled runway performance. In terms of technology, it’s the only aircraft in its category with full fly-by-wire flight controls.

Not only does the Praetor 500 offer exceptional performance but it also offers one of the most comfortable cabin experiences. It features the lowest cabin altitude in its class, as well as the tallest and widest cross section in the segment. Additionally, it offers a flat-floor cabin, stone flooring, a vacuum lavatory, and ample baggage space, including a fully enclosed internal baggage compartment.

Link to images:

https://eej.imagerelay.com/sb/1738d44f-185b-44ed-bdf4-143968041827/netjets-p500

Follow us on Twitter: @Embraer and @NetJets

About Embraer Executive Jets

Embraer is creating tomorrow’s world of bespoke private air travel today, utilizing industry-leading innovation, design, and technology - all the while incorporating sustainable and socially responsible practices. As a global company with more than 50 years in aerospace, Embraer delivers the ultimate experience in business aviation through aircraft that feature disruptive performance, comfort, and technology. Its portfolio consists of the Phenom 100EV, which offers the business aviation experience in its purest form; the Phenom 300E, which is the best-selling light jet for the past 11 years straight; and the Praetor 500 and the Praetor 600, which with best-in-class flight range, are the most disruptive and technologically advanced midsize and super-midsize business jets, capable of continent-crossing and ocean-spanning missions, respectively. Every day, Embraer business aircraft operate around the globe, supported by a strong, responsive customer support network that’s top-ranked in service across the industry. For more information, visit executive.embraer.com.

About NetJets

Originally incorporated in 1964 as Executive Jet Airways, NetJets has been setting—and exceeding—industry standards for 60 years. Today, NetJets is proud to be a Berkshire Hathaway company known for its unwavering commitment to safety and service. It encompasses NetJets, Executive Jet Management, QS Partners, and QS Security and offers a variety of travel solutions customized to fit each Owner’s needs. These include shared ownership, lease and jet card options, aircraft management, private jet chartering, brokerage and acquisition services, and specialized security services. This is why so many of the world’s most discerning travelers choose NetJets generation after generation. It is also because NetJets has the largest, most diverse private jet fleet in the world, which grants anytime access to even the most remote destinations across the globe. To learn more about the leader in private aviation, visit netjets.com today.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical or current facts contained in this press release are forward-looking statements, which are based on assumptions that are inherently subject to significant risks and uncertainties, many of which that are difficult to predict or are beyond Embraer’s control, and actual results may differ materially from those expected or implied as forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Embraer undertakes no obligation to update or review the forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations